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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 13, 2020






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 12, 2005


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        The following information regarding the U.S. Dollar 10,000,000 Range
Accrual Callable Notes due April 13, 2020 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 27, 2004) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

              (a) U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 13, 2020.

              (b) The interest rate per $1,000 ("the Authorized Denomination") shall be determined in accordance with the following formula:


7.00% x N/365 x AUTHORIZED DENOMINATION

Where:

"N" is the total number of days in respect of each relevant Interest Period on which the Reference Rate is within the Accrual Range.

"REFERENCE RATE" for any day in the Interest Period means 6 month US$ LIBOR, being the rate for deposits in US$ for a period of six months which appears on the Moneyline/Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth Relevant Business Day prior to such day.

"ACCRUAL RANGE" means for each Interest Period within the period from and including April 13, 2005 to but excluding April 13, 2020 equal to or greater than zero per cent. but less than or equal to 7.00 per cent.;

ROUNDING

In applying the formula described above in respect of the Interest Amount, the result of:

7.00% x N/365

shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on April 13 and October 13 of each year commencing on October 13, 2005 and ending on the April 13, 2020.

              (c) Maturing April 13, 2020. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare


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the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

              (d) Notes are callable by the Bank at par on each April 13 and October 13, commencing on April 13, 2006 and ending on October 13, 2019, with 10 London and New York business days notice.

              (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

              (f) Not applicable.

              (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

              (h) See Prospectus, pages 6-10.

              (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

              As of April 7, 2005, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 13, 2005.

              The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts and         Proceeds to the
              Public                      Commissions                  Bank
             --------                ---------------------        ----------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 10,000,000                   N/A                 USD 10,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None


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        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A. Pricing Supplement dated April 7, 2005.

               B. Terms Agreement dated April 7, 2005.